Filed Pursuant to Rule 424(b)(5)
Registration No. 333-254261
AMENDMENT NO. 1
To Prospectus Supplement dated July 19, 2021
(to Prospectus dated May 5, 2021)

$60,000,000
Common Stock
This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated July 19, 2021, or the prospectus supplement. This amendment should be read in conjunction with the prospectus supplement dated July 19, 2021 and the accompanying prospectus dated May 5, 2021, each of which are to be delivered with this amendment. This amendment amends the information presented under the heading “Use of Proceeds” in the prospectus supplement; all other information in the prospectus supplement remains unchanged, except to the extent expressly described in this amendment.
We have entered into an At-The-Market Offering Agreement, or the ATM Agreement, with Craig-Hallum Capital Group LLC, or Craig-Hallum, relating to the sale of shares of our common stock, $0.01 par value per share, from time to time for an aggregate offering price of up to $60,000,000 through Craig-Hallum, as our agent. As of the date of this amendment, we have sold a total of 8,323,242 shares pursuant to the ATM Agreement for gross proceeds totaling $36,874,834.85 and may sell pursuant to the ATM Agreement additional shares of an aggregate offering price of up to $23,125,165.15.
Our common stock is traded on the Nasdaq Capital Market under the symbol “CEMI”. On August 6, 2021, the closing price of our common stock on the Nasdaq Capital Market was $3.01 per share.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-0 of the prospectus supplement for a discussion of important factors you should carefully consider before making an investment decision.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Craig-Hallum
The date of this Amendment No. 1 to Prospectus Supplement is August 9, 2021.

You should rely only on the information contained or incorporated by reference in the prospectus supplement, as amended by this amendment, and the accompanying prospectus. Neither we nor the agent has authorized anyone to provide you with different information. The prospectus supplement, as amended by this amendment, and the accompanying prospectus are not an offer to sell, nor are they soliciting an offer to buy, the offered shares of common stock in any state or other jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in the prospectus supplement, as amended by this amendment, and the accompanying prospectus is only accurate as of the date the information is presented.
The words “we,” “our,” “us,” “and “Chembio” refer to Chembio Diagnostics, Inc., unless we indicate otherwise.
Our logo design is our trademark. For convenience, this trademark appears in this amendment without a TM symbols, but that practice does not mean that we will not assert, to the fullest extent under applicable law, our rights to the trademark. This amendment also includes trademarks, tradenames and service marks owned by other organizations.
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USE OF PROCEEDS
We will have broad discretion over the use of the net proceeds of the sale of shares of common stock issued and sold pursuant to the ATM Agreement. Except as described below or in any free writing prospectus that we may authorize to be provided to you, we currently anticipate that net proceeds hereof will be used for general corporate purposes, which may include, but are not limited to, working capital and capital expenditures. Those uses may also include payments in connection with the Credit Agreement and Guaranty, or the Credit Agreement, that we and certain of our subsidiaries, as guarantors, entered into with Perceptive Credit Holdings II, LP, or the Lender, in September 2019, as described below.
As of the date of this amendment, we do not intend to use any of the net proceeds hereof to make payments under the Credit Agreement, other than potentially for scheduled interest payments. As we disclosed in our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021, or the Q2 Form 10-Q, however, factors and considerations with respect to our liquidity raised substantial doubt as to our ability to continue as a going concern through one year after the date of the filing of the Q2 Form 10-Q. Among other factors (as described in the Q2 Form 10-Q), we considered how uncertainties could impact our ability to meet the obligations specified in the Credit Agreement over the year following the filing of the Q2 Form 10-Q. Those obligations include a covenant requiring minimum total revenue amounts for the twelve months preceding each quarter end. For such year, the minimum total revenue requirements range from $37.4 million for the twelve months ending September 30, 2021 to $43.8 million for the twelve months ending June 30, 2022.
Upon an event of default under the Credit Agreement, the Lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, we may apply net proceeds hereof to fund payment of the amounts that would become due under the Credit Agreement. Alternatively, we may apply net proceeds hereof to make other payments under the Credit Agreement that may not be then due or otherwise required under the Credit Agreement, but that the board of directors determines to be in the best interests of our company and stockholders.
As of the date of this amendment, $20,000,000 of indebtedness is outstanding under the Credit Agreement, which is a senior secured term loan credit facility that was fully drawn on September 4, 2019. The following description summarizes certain key provisions of the Credit Agreement:
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Interest Rate. Principal outstanding under the Credit Agreement bears interest at a rate per annum equal to the sum of (a) the greater of the one-month London Interbank Offered Rate and 2.5% plus (b) 8.75%. At any time at which an event of default (as described under “—Default Provisions” below) has occurred and is continuing, the interest rate will increase by 4.0%. Accrued interest is payable on a monthly basis. As of the date of this amendment, the interest rate was 11.25%.

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Scheduled Repayment. No principal repayments are due prior to September 30, 2022, unless we elect to prepay principal as described under “—Optional Prepayment” below or principal is accelerated pursuant to an event of default as described under “—Default Provisions” below. Principal installments in the amount of $300,000 are payable on the last day of each of the eleven months from September 2022 through July 2023, and all remaining principal is payable at maturity on September 3, 2023.

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Optional Prepayment. We may prepay outstanding principal from time to time, subject to payment of a premium on the prepaid principal amount equal to 8% through September 3, 2021 and 4% from September 4, 2021 through September 3, 2022. No premium will be due with respect to any prepayment made on or after September 4, 2022.

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Guaranties. Our subsidiaries Chembio Diagnostic Systems Inc. and Chembio Diagnostics Malaysia Sdn Bhd. have guaranteed, and the Lender from time to time may require our other subsidiaries to guarantee, our obligations under the Credit Agreement.

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Security. Our obligations under the Credit Agreement are secured by a first priority, perfected lien on substantially all of our property and assets, including our equity interests in our subsidiaries. Our subsidiary Chembio Diagnostic Systems Inc. has secured its guarantee of our Credit Agreement obligations with a lien on substantially all of its assets, and the Lender from time to time may require Chembio Diagnostics Malaysia Sdn Bhd. and any of our other subsidiaries that has guaranteed our Credit Agreement obligations to do the same.

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Representations and Warranties; Financial and Other Covenants. In the Credit Agreement we made customary representations and warranties as well as customary affirmative and negative covenants, including covenants limiting additional indebtedness, liens, guaranties, mergers and acquisitions, substantial asset sales, investments and loans, sale and leasebacks, transactions with affiliates, and fundamental changes. The Credit Agreement also contains financial covenants requiring that (a) we maintain aggregate unrestricted cash of not less than $3,000,000 at all times and (b) we achieve specified minimum total revenue requirements for the twelve months preceding each quarter end, as described above. The minimum total revenue amounts, which range from $32.0 million to $50.1 million, were developed for purposes of the Credit Agreement and do not reflect the internal estimates and plans used by our management and board of directors to understand and evaluate our operating performance, to establish budgets, and to establish operational goals for managing our business. We therefore do not believe that the covenant requirements provide useful information to investors or others in enhancing an understanding of our future prospects.

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Default Provisions. The Credit Agreement provides for customary events of default, including events of default based on non-payment of amounts due under the Credit Agreement, defaults on other debt, misrepresentations, covenant breaches, changes of control, insolvency, bankruptcy and the occurrence of a material adverse effect on our company. Upon an event of default resulting from a voluntary or involuntary proceeding for bankruptcy, insolvency or receivership, the amounts outstanding under the Credit Agreement will become immediately due and payable and the Lender’s commitments will be automatically terminated. Upon the occurrence and continuation of any other event of default, the Lender may accelerate payment of all obligations and terminate its commitments under the Credit Agreement. Upon an acceleration of payment following an event of default occurring prior to September 4, 2021, the amounts due and payable by us will include a prepayment premium on accelerated principal in the amount described under “—Optional Prepayment” above.

For a further description of the Credit Agreement, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds—Credit Agreement” in the Q2 Form 10-Q.
Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing instruments or other securities.
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